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                            June 20, 2024

       Surendra Ajjarapu
       Chief Executive Officer
       AIRO Group, Inc.
       515 Madison Avenue, 8th Floor, Suite 8078
       New York, NY 10022

                                                        Re: AIRO Group, Inc.
                                                            Amendment No. 5 to
Registration Statement on Form S-4
                                                            Filed April 10,
2024
                                                            File No. 333-272402

       Dear Surendra Ajjarapu:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 13, 2024 letter.

       Amendment No. 5 to Registration Statement on Form S-4 filed April 10,
2024

       Earnout Shares, page 126

   1. We note your response to comment 4. To assist us with our review of the accounting treatment for your
sponsor earnout, please address the following items:

                                                              You indicate that
you determined the sponsor earnout arrangement was not within the scope of ASC 718
since "the primary business purpose is related to the financing the
                                                            Sponsor provided to
Kernel prior to the business combination, which is unrelated to
                                                            the grantor   s
operations." Since the sponsor will be compensated for providing extension loans to
Kernel prior to the business combination in the form of additional shares of common
stock, as noted in Section 2.7(e) of the Business Combination
                                                            Agreement and your
disclosures on page 131, tell us the reasons why you believe the primary purpose of
the sponsor earnout shares is for providing financing.
 Surendra Ajjarapu
AIRO Group, Inc.
June 20, 2024
Page 2

                Tell us how much of the financing provided by the sponsor is derived from Kernel employees versus passive investors in the sponsor. Additionally, tell us what percentage of the total sponsor earnout would ultimately be distributed to former
              Kernel employees versus passive investors in the sponsor.

                To the extent the sponsor earnout were to be reflected as an expense, tell us which
              entity   s financial statements would reflect the expense, the
period(s) in which the
              expense would be recorded, and how you reached your conclusions. AIRO's Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 187

2. Pursuant to Item 303(b)(3) of Regulation S-K, please revise your filing to provide critical accounting estimate disclosures for Airo Group Holdings ("Holdings"). We would expect such disclosures to include, but not necessarily be limited to, critical accounting policies for business combinations, the valuation of your common stock, and the impairment of goodwill and intangible assets. Such disclosures should include qualitative and quantitative information necessary to understand the estimation uncertainty and the impact your critical accounting estimates have had or are reasonably likely to have on your financial condition and results of operations. In addition, discuss how much each estimate and/or assumption has changed over a relevant period and the sensitivity of reported amounts to the underlying methods, assumptions and estimates used. The disclosures should supplement, not duplicate, the description of accounting
         policies or other disclosures in the notes to the financial statements. To the extent your disclosures in response to the comments under this header do not materially comply with the guidance in Regulation S-K and SEC Release No. 33-8350, we may have further substantive comments.
3. As noted in the preceding comment, please include a critical accounting policy for the valuation of your common stock. Thoroughly describe the methodologies and key inputs and assumptions used in the valuations of your common stock issued as business combination consideration. In doing so, clearly disclose, as previously communicated to us, that your valuations were based on the revenue and EBITDA projections disclosed on page 99 under the "Projected Financial Information" header and ensure you discuss in
FirstName LastNameSurendra Ajjarapu
       sufficient detail the estimates, assumptions, and underlying support utilized in developing
Comapany    NameAIRO
       and validating     Group,
                       such       Inc.
                             projections. Also ensure you include any pertinent
information
       provided
June 20,         in response
         2024 Page   2        to prior comments, including the second bullet of
comment 6.
FirstName LastName
 Surendra Ajjarapu
FirstName  LastNameSurendra Ajjarapu
AIRO Group,   Inc.
Comapany
June       NameAIRO Group, Inc.
     20, 2024
June 20,
Page 3 2024 Page 3
FirstName LastName
4. Considering goodwill and intangible assets represent the vast majority of your total assets, ensure that you include a critical accounting policy addressing how you assess such assets for impairment. Your disclosures should include, but not necessarily be limited to the following:

                Provide a thorough discussion of your impairment testing policies, including a description of the key assumptions used to estimate the fair value of the reporting units for your goodwill impairment analysis, how the key assumptions were determined, the degree of uncertainty associated with the key assumptions, and any material changes in the key assumptions during the periods presented.

                Discuss how goodwill and other intangible assets were tested during 2023, including whether you performed a qualitative and/or quantitative test.

                Indicate how you determine your reporting units for goodwill impairment testing purposes and identify your reporting units.

                State whether or not the fair values of your reporting units
substantially exceed    the
              respective carrying values. To the extent any reporting unit fair values are not substantially in excess of carrying values, disclose the name(s) of the reporting unit(s), the percentage by which the estimated fair value of the reporting unit(s)
              exceeded the carrying value, the amount of goodwill allocated to the reporting unit(s), and whether the related goodwill is at risk of impairment. Also provide a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

                Given the significant goodwill recorded in your Electric Air Mobility ("EAM")
              segment and the negative EBITDA and minimal revenues projected for EAM through fiscal 2026 per your disclosures on page 99, ensure you specifically and comprehensively address the recoverability of intangible assets related to EAM.
AIRO Group Holdings, Inc. - Audited Financial Statements
2. Business Combinations, page F-52

5. We note your response to prior comment 5. Please tell us in sufficient detail how you determined Aspen Avionics ("Aspen") was the accounting acquirer in the reverse acquisition with Holdings. In doing so, provide us with a comprehensive accounting analysis that specifically addresses each determinative factor discussed in ASC 805-10-
         55-10 through 55-15. Ensure that your analysis addresses the following items:

                Tell us in sufficient detail how you concluded Aspen was the accounting acquirer despite Holdings retaining 89% of the shares of the combined company.

                Tell us the specific composition of the board of directors of the combined entity upon
 Surendra Ajjarapu
AIRO Group, Inc.
June 20, 2024
Page 4
              consummation of the acquisition, including how many members of the board were representatives of Aspen versus Holdings.

                We understand that the CEO and COO of the combined entity at the acquisition date were board members of Aspen. Please tell us the composition of senior management upon consummation of the acquisition, including how many members of management were representative of Aspen versus Holdings.

             Explain why there appears to be a significant disparity between shareholder ownership percentages and the composition of the board of directors and senior management of the combined entity.
FirstName LastNameSurendra Ajjarapu
Comapany   NameAIRO
           Provide        Group,
                    us with     Inc. financial statement amounts of Aspen and
Holdings at the
                            relevant
           time
June 20, 2024   of acquisition,
              Page  4           such as total assets, revenues, and earnings.
FirstName LastName
 Surendra Ajjarapu
FirstName  LastNameSurendra Ajjarapu
AIRO Group,   Inc.
Comapany
June       NameAIRO Group, Inc.
     20, 2024
June 20,
Page 5 2024 Page 5
FirstName LastName
       Please contact Dale Welcome at 202-551-3865 or Andrew Blume at 202-551-3254 if you
have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at 202-551-8337 or Jay Ingram at 202-551-3397 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing
cc:      Kate Bechen